UNITED STATES	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . 14.5
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NeuroMetrix, Inc.

(Name of Issuer)

Par Value $0.0001

(Title of Class of Securities)

641255104

(CUSIP Number)

Andre Danesh; Allied Financial Corp.

P.O. Box 1271, Brookline, MA. 02446, 617-734-7771

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641255104

1.	Names of Reporting Persons Andre Danesh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization American

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 193,654

	9.	Sole Dispositive Power 193,654

	10.	Shared Dispositive Power 193,654

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,654

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.96%

14.	Type of Reporting Person (See Instructions)

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andre Danesh 1997 IRREV Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions)

CUSIP No. 641255104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) E & S Investments

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 160,321

	8.	Shared Voting Power

	9.	Sole Dispositive Power 160,321

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.10%

14.	Type of Reporting Person (See Instructions)

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Allied Financial PSP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,333

	8.	Shared Voting Power

	9.	Sole Dispositive Power 33,333

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.85%

14.	Type of Reporting Person (See Instructions)

Item 1.  Security and Issuer

This Statement constitutes an Amendment to the Schedule 13D previously filed on September 23, 2008, as amended on October 8, 2008, October 31, 2008 and December 29, 2008 and relates to the common stock, par value of $0.0001 per share (the ACommon Stock@) listed for trading on NASDAQ Stock Market of NeuroMetrix, Inc. (the AIssuer@) which has its principal executive offices at 62 Fourth Avenue, Waltham, MA  02451.  The term AGroup member@ shall include either individually or in the aggregate, Andre Danesh, Andre Danesh 1997 IRRV Trust and E&S Investments.

Item 4.  Purpose of Transaction

In September, 2009, the Issuer announced that it issued 8,816,521 shares of its Common Stock and warrants to purchase up to 8,375,695 additional shares of its Common Stock in a private transaction (APIPE Transaction@) to a very limited group of existing stockholders and a few new investors. In connection with the PIPE Transaction, the Board of Directors of the Issuer amended its Rights Plan to specify that the sale of the Common Stock and issuance and subsequent exercise of the warrant by Deerfeld Management do not trigger the change of control provision of the Rights Plan.

Immediately prior to the PIPE Transaction, the Group members were the single largest shareholder of the Issuer and beneficially owned 14.9% of the outstanding shares of Common Stock.  However, none of the Group members were among the existing stockholders notified of the prospective PIPE Transaction nor offered the opportunity to purchase any of the shares or warrants issued in connection with the PIPE Transaction.

Over the course of the past three months, Andre Danesh, the beneficial owner of 200,000 shares of the Issuer=s common stock until March, 2010, either individually or through his counsel, has corresponded with the Issuer and its counsel on behalf of the Group members, which correspondence is itemized in Item 7 below and incorporated herein by reference.

The Group members have informed the Issuer that, among other things, selling such a significant number of the Issuer=s common stock at such a low price resulting in more than fifty percent (50%) of new shares of common stock being issued significantly dilutes the other existing shareholders and may be inappropriate.  The PIPE Transaction involved the issuance and transfer of a potentially controlling interest in the Issuer to a select group of stockholders.  According to the Issuer=s 2010 Proxy Statement, the five largest Beneficial Owners of Common Stock (each of whom participated in the PIPE Transaction) may be deemed to own as of January 31, 2010 an aggregate of 82.5% of the Issuer=s Common Stock, inclusive of the warrants to purchase additional shares of Common Stock exercisable within 60 days of January 31, 2010.

The Group members reserve their right to continue to evaluate whether the Issuer has claims against management and the Board of Directors for breach of their duties to the Issuer in connection with the PIPE Transaction and therefore, such continued evaluation may or may not result in derivative litigation being instituted and also seeking to have the PIPE Transaction invalidated.

In addition, the Group members may or may not seek opportunities with larger medical device companies, which could include the sale of all or part of the Issuer and which could benefit all of the shareholders of the Issuer.

While the Group members have no present plan to do so, Group members may from time to time purchase or sell securities of the Issuer either in private transactions or open market transactions either alone or together with others, and such purchases or sales may be substantial amounts.

Item 5.  Interest in Securities of the Issuer

The Group members= ownership of the Issuer=s Common Stock is as follows:

Actual Ownership	Common Stock
André Danesh	-0-
André Danesh	-0-
E & S	160,321
Allied Financial Corp PSP	33,333

	Beneficial Ownership (1)
	Sole		%(1)	Shared		Total	%(1)
André Danesh	-0-	(2)	-0-	193,654	(3)	193,654	4.95
E & S	160,321		4.10	C		160,321	4.10
Allied Financial Corp PSP	33,333		0.85	C		33,333	0.85

(1) There are 3,905,192 shares of Common Stock outstanding as of 1/6/2012

(2)  Mr. Danesh may be regarded as having shared voting and investment power over the A.D. Trust but otherwise disclaims beneficial ownership.

(3)  Mr. Danesh may be regarded as having shared voting and investment power over E & S=s shares but otherwise disclaims beneficial ownership.

The following is a list of all transactions in securities of the Issuer by Group members in the sixty (60) days preceding the date of the event which requires this filing.  All transactions were made on the NASDAQ Stock Market or in the third market through registered broker-dealers.

Date (1)	Person	Transactions	Transactions Amount	Price
12/29/2011	André Danesh 1997 Trust	Sold	25,000	$31,059.40
12/30/2011	E & S Investment	Sold	122,000	$153,976

(1)   All dispositions were made during the period of 12/28/2011 to 12/30/2011 which aggregates less than 3.76% of the of the Issuer=s outstanding stock as of 12/31/2011.

Item 7. Material to be Filed as Exhibits

Exhibit A  Letter dated January 23, 2010 from Andre Danesh to Shai N. Gozani, President and CEO of the Issuer

Exhibit B  Letter dated February 1, 2010 from Deborah S. Birnbach of Goodwin Procter LLP, counsel to the Issuer to Laurence M. Johnson of Davis, Malm & D=Agostine PC, counsel to Andre Danesh

Exhibit C  Letter dated February 5, 2010 from Laurence M. Johnson to Deborah S. Birnbach

Exhibit D  Letter dated February 8, 2010 from Deborah S. Birnbach to Laurence M. Johnson

Exhibit E  Letter dated February 16, 2010 from Lawrence M. Johnson to Deborah S. Birnbach

Exhibit F  Letter dated February 24, 2010 from Deborah S. Birnbach to Laurence M. Johnson

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

ANDRE DANESH

188 MASON TERRACE

BROOKLINE, MASSACHUSETTS 02466

(617) 734-7771

VIA CERTIFIED MAIL

RETURN RECEIPT REQUESTED

January 23, 2010

Shai N. Gozani, M.D., Ph.D., President,

Chief Executive Officer and Director

NeuroMetrix, Inc.

2711 Centerville Road

Suite 400

Wilmington, DE 19808

Re:	Demand to Examine Books and Records of NeuroMetrix, Inc.
Pursuant to 8 Del. C. $ 220.

Dear Dr. Gozani:

I, Andre Danesh, am the beneficial owner of 200,000 shares of common stock (the “Shares”) of NeuroMetrix, Inc., a Delaware Corporation (the “Company”). I, Andre Danesh, am also the general partner of E&S Investment Club, a Massachusetts partnership, the record owner of 1,713,928 Shares. The shares are held by my broker in “street name” and the ownership of same is established and documented by the attached letter from UBS Financial Services, Inc. and by my sworn statement confirming same as set forth in this letter.

As the record holder of the Shares, I hereby demand, pursuant to Section 220 of the Delaware General Corporation Law, during the usual hours for business, to (1) inspect and copy the records and documents of the Company set forth and described with particularity in paragraphs (a) - (i) below (the “Books and Records”), and (2) to the extent any part of the Books and Records are available on computer disk, tape or other media suitable for use by a computer, (i) to inspect and copy such disk, tape or other media as well as any instructions necessary for the practical use of the same and (ii) pursuant to Section 224 of the Delaware General Corporation Law, the Company is hereby requested to convert to clearly legible paper form such Books and Records and to make them available for inspection and copying.

Unless otherwise specified below, each of these requests applies to Books and Records for the period from January 1, 2009 to the present (hereinafter the “Relevant Time Period”):

a.                                       The stock record book;

b.                                      The current shareholder list;

c.                                       All records with respect to the PIPE transaction entered into on or about September 10, 2009 (the “PIPE Transaction”) in which the Company sold 8,816,521 shares and 8,375,694 warrants (or any other quantity of either of the foregoing) to the following shareholders: Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; Growth Equity Opportunities Fund, LLC; Delphi Ventures VIII, L.P.; Delphi BioInvestments VIII, L.P.; Biomedical Value Fund L.P.; Biomedical Offshore Value Fund, Ltd.; Lagunitas Partners LP; Gruber & McBaine International; Jon D. & Linda W. Gruber Trust; J. Patterson McBaine; Symmetry Parallax Partners L.P.; Daniel & Colette Hagen; Cummings Bay Capital LP; Geneve Corp. and/or to any other purchasers thereof (hereinafter collectively the “Participating Shareholders”);

d.                                      Any and all written or electronic communications and all notes or memoranda of any meetings or other oral communications between any employee, officer, Director or agent of the Company and any Participating Shareholder(s) and any other potential investor in the PIPE Transaction or anyone acting on their behalf.

e.                                       All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning management’s decision to offer the opportunity to participate in the PIPE Transaction to the Participating Shareholders, or to any others who were in fact offered the opportunity to participate;

f.                                         All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning management’s decision not to offer the opportunity to participate in the PIPE Transaction to any other shareholders of the Company including, without limitation, myself or to any other potential investors;

g.                                      All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning the basis for management’s decision to offer certain parties the opportunity to participate in the PIPE Transaction but not others;

h.                                      All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning the purposes, timing, need for, structure and/or potential investors in the PIPE Transaction including, without limitation, any oral or written communications between any employee, officer, director or agent of the Company and any investment banker, financial consultant or other financial advisor and any memorandum, report, analysis or recommendation of any of the foregoing persons or entities.

i.                                          All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning any consideration of any other means or modality for raising or obtaining debt or equity capital for the Company at any time during the Relevant Time Period and including, without limitation, any oral or written communications between any employee;, officer, director or agent of the Company and any investment banker, financial consultant or other financial advisor and any memorandum, report, analysis or recommendation of any of the foregoing persons or entities.

j.                                          All records constituting, evidencing or reflecting any agreement or understanding, whether written or oral, between the Company and all or any of the Participating Shareholders or any assurance or representation by all or any of the Participating Shareholders.

k.                                      All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning any actual or potential agreement or understanding, whether written or oral, between the Company and all or any of the Participating Shareholders or any assurance or representation by all or any of the Participating Shareholders either requested or proposed at any time during the Relevant Time Period.

1.                                      All records concerning management’s consideration of the purposes, timing, need for, structure and/or potential investors in the PIPE Transaction including, without limitation, any consideration by any employee, officer, director or agent of the Company of any other means or modality for raising or obtaining debt or equity capital for the Company at any time during the Relevant Time Period.

I will bear the reasonable costs incurred by the Company in connection with the copying and production of the above-described Books and Records.

The purposes of this demand are to enable me to:

1.                                       evaluate the conduct of the Company’s management with respect to the PIPE Transaction;

2.                                       evaluate the need for and propriety of the Pipe Transaction;

3.                                       evaluate whether the officers and directors of the Company breached their fiduciary duties in determining the purposes, timing, need for, structure and/or potential investors in the PIPE Transaction or in considering any other means or modality for raising or obtaining debt or equity capital for the Company;

4.                                       evaluate on what basis management offered certain shareholders the opportunity to participate in the PIPE Transaction but not others;

5.                                       evaluate whether the basis on which management offered certain shareholders the opportunity to participate in the PIPE Transaction but not others was proper;

6.                                       determine whether management breached its fiduciary duties to the Company with respect to entering into the PIPE Transaction in the manner it did, and in lieu pursuing other opportunities to raise capital for the Company;

7.                                       determine whether the Company has meritorious claims against any or all of the officers or directors of the Company, evaluate the potential strength thereof and the feasibility of asserting any such claims determined to be meritorious derivatively on behalf of the Company.

8.                                       determine whether demand on the Company is futile with respect to Management’s actions concerning the PIPE transaction;

9.                                       to determine the financial condition of the Company; and

10.                                 to assist me in determining the value of my shares in the Company.

I hereby state, under the pains and penalties of perjury, that my beneficial ownership and control of the number of shares of NeuroMetrix stock is as stated herein, that the attached copy of the letter from UBS Financial Services, Inc. documenting such ownership is a true and correct copy of same and that the reasons above set forth are my true and sole purposes in making this demand.

I hereby designate Laurence M. Johnson, Esq. the Firm of Davis, Malm & D’Agostine P.C. and any other person designated by either of them, to conduct the inspection and copying herein requested.

Your response to this demand is required within five (5) days of the date hereof.

Very Truly Yours,

/s/ Andre Danesh
Andre Danesh

Cc: Laurence M. Johnson, Esq.

Then personally appeared before me the above named Andre Danesh, known to me, who, first being duly sworn, executed the above document in my presence and stated under oath that the statements contained therein are true.Sworn to and subscribed before me under penalty of perjury, this 21st day of January, 2010

/s/ Mirjana Vukomanovic		MIRJANA VUKOMANOVIC Notary Public Commonwealth of Massachusetts My Commission Expires October 8, 2010
Notary Public

My commission expires:	Oct 8th, 2010

UBS Financial Services Inc. 777 5. Figueroa St. 50, 51 and 52 floors Los Angeles, CA 90017 Toll Free 800-624-9289 Main 213-972-1511 www.ubs.com

January 19, 2010

To Whom It May Concern,

This letter confirms that, from January 1, 2009 through the date of this letter, Andre Danesh, is the owner of 200,000 shares of Neurometrix common stock that is held in “street name” in his UBS account.  Additionally, Andre Danesh, as general partner of E&S Investment Club, a Massachusetts partnership, controls 1,713,928 shares of Neurometrix common stock, also held in “street name” in the UBS account of E&S Investment Club.

Regards,

/s/ Don Broumandi
Don Broumandi
Financial Advisor
UBS Financial Services Inc.

UBS Financial Services Inc. is a subsidiary of UBS AG.

EXHIBIT B

GOODWIN | PROCTER

Deborah S. Birnbach	Goodwin Procter LLP
617.570.1339	Counselors at Law
DBirnbach@	Exchange Place
goodwinprocter.com	Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

February 1, 2010

By Hand and Email (ljohnson@davismalm.com)

Laurence M. Johnson, Esq.

Davis, Malm & D’Agostine P.C.

One Boston Place

Boston, MA 02108

Re:          Section 220 Demand Made By Andre Danesh

Dear Mr. Johnson:

On behalf of NeuroMetrix, Inc. (the “Company”), I write in response to the demand made by your client, Andre Danesh, to inspect books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law, served on January 25, 2010 (the “Demand”). Kindly direct all communications to my attention regarding this matter.

As written, the Demand lacks specificity and seeks inspection without a proper purpose. Please provide additional information in order for the Company to evaluate whether the Demand is made in good faith and for a specific and proper purpose. See State ex rel. Waldman v. Miller-Wohl Co., 28 A.2d 148, 153 (Del. Super. 1942) (Delaware law requires that inspection of corporate records can occur only when the reason sought is found in good faith and for a specific and proper purpose).

If your client wishes to provide additional information concerning the purpose of his Demand, and the necessity for the scope of inspection sought, please direct it to my attention.

Very truly yours,

/s/ Deborah S. Birnbach
Deborah S. Birnbach

cc:	Shai N. Gozani, M.D., Ph.D., President & CEO, NeuroMetrix, Inc.
Thomas T. Higgins,Vice President & CFO, NeuroMetrix, Inc.

EXHIBIT C

Laurence M. Johnson

February 5, 2010

VIA HAND DELIVERY AND EMAIL

Deborah S. Birnbach, Esq.

Goodwin Proctor, LLP

Exchange Place

53 State Street

Boston, MA 02109

Re:         Demand to Examine Books and Records of NeuroMetrix, Inc. Pursuant to 8 Del. C. § 220

Dear  Ms. Birnbach,

I am in receipt of your letter of February 1, 2010, which purports to respond on behalf of NeuroMetrix, Inc. (the “Company”) to Mr. Andre Danesh’s letter of January 23, 2010 (apparently received by the Company on January 25), demanding inspection of certain of the Company’s books and records pursuant to Section 220 of the Delaware General Corporation Law (the “Demand”).

Your letter claims that the Demand lacks specificity and fails to state a proper purpose. Neither claim withstands even cursory examination, as set forth below.

With respect to its specificity, the Demand identifies a dozen individual categories of Company Books and Records sought, describing each in the separately enumerated subparagraphs “a” through “1”. Each is explicit and detailed as to what particular documents Mr. Danesh has asked us to review. For example, there can be no reasonable room for uncertainty as to what is meant by the “stock record book” or the “current shareholder list” nor is there any greater uncertainty with respect to the other documents described.

Nevertheless, if your response is more than a mere ploy to justify delay and you genuinely believe any of the requests lack specificity, I invite you to indicate which ones are not sufficiently specific to permit the Company to respond and the respect in which the Company cannot determine what has been requested. I am prepared to cooperate with you in resolving any perceived ambiguity.

direct 617-589-3810 direct fax 617-305-3110
email ljohnson(@)davismalm.com

ONE BOSTON PLACE • BOSTON • MA 02108
617-367-2500• fax 617-523-6215
www.davismalm.com

With respect to our claim that the Demand lacks a proper purpose, I note that the Demand enumerates ten (10) specific purposes for which the records are sought, each of which is a proper purpose.

Section 220 of the Delaware General Corporation Law provides that “[a] proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder.” A stockholder states a proper purpose within the meaning of Section 220 when he seeks to investigate any potentially improper transaction or mismanagement by an officer or director. See, e.g., Nodana Petroleum Corp. v. State ex rel. Brennan, 123 A.2d 243, 246 (Del. 1956), Skoglund v. Ormand Industries, Inc., 372 A.2d 204, 211 (Del. Ch. 1976). Each of the purposes stated in the Demand are consistent with this overarching purpose, and those stated iteratively in subparagraphs 1 - 7 are, in particular, squarely aimed at this end.

Gathering information to determine whether grounds exist for derivative litigation is a proper purpose, see Saito v. McKesson HBOC, Inc., 806 A.2d 113, 117 (Del. Super. 2002), as stated in subparagraph 7. Likewise, obtaining particularized facts needed to determine whether a demand would be futile and, if so, to adequately allege demand futility in aid of derivative litigation, as stated in subparagraph 8, is also a proper purpose. See Melzer v. CNET Networks, Inc., 934 A.2d 912, 913 (Del. Ch. 2007). Ascertaining the value of a shareholder’s stock is also a proper purpose. See, e.g., CM & M Group, Inc. v. Carroll, 453 A.2d 788, 792 (Del. 1982). The purposes noted in subparagraphs 9 and 10 are within this principle.

In closing your letter to me, you invite the submission of additional information concerning the purpose of the Demand and the necessity for the scope of the inspection sought.

As to the former, Mr. Danesh has articulated, thoroughly and under oath, his purposes for making the Demand, each of which is a proper purpose under the laws of the State of Delaware as set forth above. Nevertheless, if there is some aspect of these purposes with respect to which you believe you desire additional information, please identify the specific purpose or purposes and the particular additional information you claim that the Company is entitled to receive with respect thereto.

As to the latter, the scope of the Demand has been reasonably tailored to obtain those documents necessary to fully evaluate the propriety of the PIPE transaction entered into on or about September 10, 2009, described with particularity in the Demand itself, without unduly burdening the Company.

I should note in closing that the Demand was apparently received by the Company on January 25, 2010. Ten days having now elapsed rather than the five days permitted by Section 220, the Company is now in violation of its obligations pursuant thereto. Accordingly, I shall expect your prompt response to this letter.

2

Very truly yours,

/s/ Laurence M. Johnson
Laurence M. Johnson

LMJ:bh

3

EXHIBIT D

GOODWIN | PROCTER

Deborah S. Birnbach	Goodwin Procter LLP
617.570.1339	Counselors at Law
DBirnbach@	Exchange Place
goodwinprocter.com	Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

February 8, 2010

By First Class Mail and Email (ljohnson@davismalm.com)

Laurence M. Johnson, Esq.

Davis, Malm & D’Agostine P.C.

One Boston Place

Boston, MA 02108

Re:          Section 220 Demand Made By Andre Danesh

Dear Mr. Johnson:

On behalf of NeuroMetrix, Inc. (the “Company”), I write in response to your further correspondence dated February 5, 2010 regarding the demand made by your client, Andre Danesh, to inspect books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law (the “Demand”).

The Demand Fails to State a Proper Purpose.

As we stated in our correspondence of February 1, 2010, the Demand seeks inspection without a proper purpose. Your February 5, 2010 letter failed to provide the additional information the Company needs to evaluate whether Mr. Danesh has a proper purpose to inspect books and records. In accordance with Section 220, of the Delaware General Corporation Law, Mr. Danesh will have to provide additional information in order for the Company to evaluate his Demand and whether it is reasonably related to his interest as a stockholder, as required by Section 220. Based on the information currently available, the Demand fails to meet the requirements of Section 220.

It is well-established under Delaware law that inspection of corporate records can occur only when the reason sought is found in good faith and for a specific and proper purpose. State ex rel. Waldman v. Miller-Wohl Co., 28 A.2d 148, 153 (Del. Super. 1942). In addition, there must be a reasonable relationship between the purpose of a shareholder’s demand and his interest as a shareholder of the corporation. See Northwest Indus., Inc. v. B.F. Goodrich Co., 260 A.2d 428, 429 (Del. 1969). Furthermore, a stated purpose may not be adverse to the corporation’s interests. See Thomas & Betts Corp. v. Leviton Mfg. Co., Inc., 685 A.2d 702, 709 (Del. Ch. 1995).

While the Demand asserts ten purported “purposes,” eight of the ten purposes merely re-state Mr. Danesh’s non-particularized purpose of evaluating the conduct of Company management with respect to the PIPE transaction completed by the Company on September 10, 2009 (the “PIPE Transaction”). Mr. Danesh also states that he requests the information to evaluate whether management breached its fiduciary duties to the Company with respect to the PIPE Transaction, and “whether the Company has meritorious claims against any or all of the officers or directors of the Company.” Yet, the Demand does not state any belief that improper conduct occurred, much less a credible factual basis to support a suspicion of wrongdoing.

A stockholder’s desire to investigate wrongdoing may generally be considered a “proper purpose,” but that desire alone is not enough. “[S]tockholders seeking inspection under section 220 must present ‘some evidence’ to suggest a ‘credible basis’ from which a court can infer that mismanagement, waste or wrongdoing may have occurred.” Seinfeld v. Verizon Commc’ns, Inc., 909 A.2d 117, 118 (Del. 2006). A shareholder seeking inspection “has the burden of proof to demonstrate a proper purpose by a preponderance of the evidence.” Id. at 121. Indeed, the authority cited in your February 5, 2010 letter demonstrates that a shareholder seeking to investigate a potentially improper transaction or potential mismanagement must state a credible basis for the belief that the alleged wrongdoing occurred. See Melzer v. CNET Networks, Inc., 934 A.2d 912 (Del. Ch. 2007) (where the alleged underlying wrongdoing, the backdating of stock options, was previously admitted by the Company). Neither the Demand nor your supplemental letter articulates any basis - let alone, a credible basis - to suggest any management wrongdoing in connection with the PIPE Transaction.

Mr. Danesh cannot meet this burden based purely on his speculation or opinion. “Mere curiosity or a desire for a fishing expedition” does not amount to a “proper purpose.” See Sec. First Corp. v. U.S. Die Casting & Dev. Co., 687 A.2d 563, 568 (Del. 1997). Mr. Danesh has not met this burden based on the information in his Demand. The Demand and your February 5, 2010 letter fail to point to any evidence that any wrongdoing occurred, and thus do not state a purpose reasonably related to Mr. Danesh’s interest as a shareholder.

Further, two of the stated “purposes” of the Demand seek to determine the financial condition of the Company and to obtain information to assist Mr. Danesh in determining the value of his shares. You cite CM & M Group, Inc. v. Carroll, 453 A.2d 788 (Del. 1982) as support for your assertion that ascertaining the value of a shareholder’s stock is a proper purpose. However, CM & M concerned a closely held corporation. Id. at 790. NeuroMetrix is a public corporation, and because information related to these purposes is readily available from public filings available through the SEC’s website, it is not the proper subject of a Section 220 Demand. See Delaware ex rel. Armour & Co. v. Gulf Sulphur Corp., 233 A.2d 457, 465 (Del. 1967) (“A stockholder may not enforce his right to inspect corporate books where he already has the information to which he is reasonably entitled.”); Holman v. Northwest Broad., L.P., No. 1572-VCN, 2007 WL 1074770, *3 at n.18 (Del. Ch. March 29, 2007) (citing DPF, Inc. v. Interstate Brands Corp., 1975 WL 1963, at *2 (Del. Ch. Oct. 2, 1975)), which stated that where stock is not only traded on the New York Stock Exchange but it is also registered with the Securities and Exchange Commission,

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plaintiffs could well already have access to all the information that it is reasonably and fairly entitled to receive for the stated purpose of valuation of stock).

The Demand Fails to Demonstrate that the Records Sought are Essential and Sufficient to its Stated Purpose.

Additionally, the Demand is overly broad in scope. Delaware courts recognize their responsibility to tailor any inspection to the stockholder’s stated purpose. Sec. First Corp., 687 A.2d at 569. As a consequence, in addition to his burden to show a proper purpose behind his Demand, it is also Mr. Danesh’s burden to establish that each category of the books and records requested is essential and sufficient to its stated purpose. Thomas & Betts Corp. v. Leviton Mfg. Co., 681 A.2d 1026, 1035 (Del. 1996). The Demand fails to state why each requested category of documents is essential and sufficient, such that Mr. Danesh has failed to meet his burden. Mr. Danesh’s Demand seeks broad categories of information, including all records with respect to the PIPE Transaction, and various categories of written or electronic communications concerning management’s decisions relating to the PIPE transaction, but the items sought are not reasonably related to his stated purposes, particularly given all the publicly available information on the transaction, the detailed publicly-filed financial statements and the value of the publicly traded shares. Despite the failure to demonstrate why each category of requested documents is essential and sufficient, because the relevant information is available through public documents, further inspection is unnecessary.

If your client wishes to provide additional information concerning the purpose of his demand, or the scope of materials sought, please direct it to my attention, or give me a call to discuss.

Very truly yours,

/s/ Deborah S. Birnbach
Deborah S. Birnbach

cc:	Shai N. Gozani, M.D., Ph.D., President & CEO, NeuroMetrix, Inc.
Thomas T. Higgins, Vice President & CFO, NeuroMetrix, Inc.

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EXHIBIT E

Laurence M. Johnson

February 16, 2010

VIA HAND DELIVERY AND EMAIL

Deborah S. Birnbach, Esq.

Goodwin Proctor, LLP

Exchange Place

53 State Street

Boston, MA 02109

Re:	Demand to Examine Books and Records of NeuroMetrix, Inc.
Pursuant to 8 Del. C. § 220

Dear Ms. Birnbach,

I am in receipt of your letter of February 8, 2010. While avoiding unnecessary litigation is mutually beneficial to both of our clients, your response provides scant grounds for optimism that anything short of litigation will induce your client to honor its statutory obligations. You have, in substance, demanded that Mr. Danesh establish to your (or your client’s) satisfaction all, and in some respects more, than he will be required to prove in the Delaware Court of Chancery if he is forced to sue to enforce his statutory right as a stockholder to inspect the books and records of NeuroMetrix, Inc. (the “Company”).

Though the Demand was made under oath and was sufficiently detailed to notify the Company of both the specific categories of documents requested and Mr. Danesh’s reasons for requesting them, the Company has taken the posture of presuming the impropriety of his purposes and appears prepared to resist disclosure until left no other option. If the Company insists on assuming the powers of the Vice Chancellor, Mr. Danesh is better off litigating his right to inspection before an actual Vice Chancellor who does not share management’s interest in frustrating, avoiding or delaying the enforcement of Mr. Danesh’s rights. As I have made plain in my letter to you of February 4th, Mr. Danesh intends to evaluate whether the Company has claims against management for breach of their duties to the corporation in connection with the PIPE Transaction. The Company’s responses, thus far, give no indication that Mr. Danesh can expect it to act either impartiality or in good faith in responding to his Demand.

direct 617-589-3810 direct fax 617-305-3110

email ljohnson@davismalm.com

Nonetheless, let me respond to your inquiries in what I trust you will understand is a final effort to obviate the need for resort to litigation.

In your February 8th letter you allege two main concerns. You claim that Mr. Danesh’s Demand lacks a proper purpose, and further claim, in essence, that he has requested more records than he truly needs to carry out the purposes he has outlined. I address each in turn.

As I noted to you in my letter of February 4th, each of the ten (10) purposes stated in the Demand has already been adjudicated - in many instances more than once - to be a proper purpose within the meaning of Section 220 by a Delaware Court. Indeed, you seem to acknowledge that purposes numbered 1 - 8 in the Demand are proper in principle. You acknowledge that purposes nos. 9-10, assessing “the financial condition of the Company” and “determining the value of [one’s] shares”, are proper in certain contexts, namely for closely held corporations, yet you say they are not proper here because the Company is publicly traded and has made certain public filings. Despite your claim, these purposes have been upheld as proper in the context of publicly traded corporations as well. See Everett v. Transnation Development Corp., 267 A.2d 627 (Del. Ch. 1970) (suit to compel inspection to determine value of stockholder’s stock in publicly traded company, motion to dismiss denied).

You further claim that the Company finds the Demand inadequately supported because it “does not state any belief that improper conduct occurred, much less a credible factual basis to support a suspicion of wrongdoing” on the part of Company management. It is, of course, the central purpose of Section 220 to provide a means for stockholders to determine whether improper conduct has occurred, particularly where the evidence that may establish same is largely or entirely under the control of corporate management. Mr. Danesh’s Demand advances precisely that end.

While, as noted above, it is ultimately for a court, and not the Company, to determine whether Mr. Danesh has reasonable grounds for suspicion and is motivated by proper purposes, in the hope of avoiding needless litigation and to speed the process of the Company’s production of the requested materials, I will articulate at least some of the credible information that leads him to question whether there has been wrongdoing on the part of the Company’s management.

Purely by way of example, and expressly reserving the right to articulate and rely upon other and additional circumstances, evidence and grounds if it becomes necessary to institute litigation, I bring to your attention the following:

1.     The members of the board authorized the PIPE Transaction without prior notice to the stockholders and without prior approval of the stockholders.

2.     The PIPE Transaction involved the issuance and transfer of a potentially controlling interest in the Company (well in excess of the previously issued and outstanding equity in the Company) to a select group of stockholders. In connection with this transaction the board waived, solely for the benefit of the acquiring stockholders but not for any other stockholders, certain provisions of the Company’s by-laws designed to dissuade hostile tender offers, so called “poison pill” provisions. The implication

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strongly suggested by this selective waiver is the existence of an arrangement, either express or implicit, between the acquiring stockholders and existing management that management would retain control of the Company.

3.    Mr. Danesh was among the stockholders of the Company who were neither notified of the PIPE transaction nor offered the opportunity to purchase the shares transferred in connection therewith.

4.    Prior to the PIPE transaction, Mr. Danesh had informed members of management that alternative modalities for raising equity capital were available upon more favorable terms. Management did not respond to, and apparently ignored, such information.

5.    Favoring certain shareholders above others is, absent circumstances not here present, prohibited and a violation of the board’s duty to treat all shareholders equitably.

6.    Management has, on several occasions, ignored constructive suggestions offered by Mr. Danesh who, in addition to being one of the Company’s largest stockholders prior to the PIPE transaction, is also a successful and experienced businessman.

7.    The Company ignored, and did not respond to, Mr. Danesh’s recommendation of a candidate (not himself) for election to the Company’s Board of Directors.

The foregoing facts and circumstances, both individually and in the aggregate, unmistakably suggest that the Company’s management has, for whatever reason, viewed Mr. Danesh as hostile, has rejected all of his well-intentioned suggestions as inimical to management’s prerogatives merely because they came from him and, most significantly, that management excluded Mr. Danesh from the opportunity to participate in the PIPE transaction because it viewed the acquisition of additional stock by him as a potential threat to management’s control of the Company and tenure in office. I trust you are well aware, and that citation of authority is unnecessary to demonstrate, that any such actions and motivations on the part of management would constitute corporate wrongdoing as a matter of law.

As to your claim that Mr. Danesh’s request “is overly broad in scope”, I first note that I fail to see how you could reach this conclusion, the Company having claimed that it is not in possession of sufficient information to assess the bona fides of the Demand itself.

Second, the records requested in the Demand are those necessary and essential to assess the propriety of management’s conduct with respect to the PIPE Transaction. Again, while the appropriateness of the scope of the transaction is ultimately up to a court to decide, in an effort to avoid litigation, below is a list of the records requested and a statement as to the need to assess each such category. Mr. Danesh reserves the right to articulate other or additional grounds if this matter is forced into litigation:

a.              The stock record book;

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Comment: As noted above, Mr. Danesh was not among the stockholders offered an opportunity to purchase the shares transferred as part of the PIPE Transaction. The stock record book is necessary to establish who else held shares in the Company prior to the PIPE Transaction so it can be determined with precision which stockholders were offered the opportunity to participate and which were not.

b.                                      The current shareholder list;

Comment: See comment to “request a”.

c.                                       All records with respect to the PIPE transaction entered into on or about September 10, 2009 (the “PIPE Transaction”) in which the Company sold 8,816,521 shares and 8,375,694 warrants (or any other quantity of either of the foregoing) to the following shareholders: Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; Growth Equity Opportunities Fund, LLC; Delphi Ventures VIII, L.P.; Delphi Biolnvestments VIII, L.P.; Biomedical Value Fund L.P.; Biomedical Offshore Value Fund, Ltd.; Lagunitas Partners LP; Gruber & McBaine International; Jon D. & Linda W. Gruber Trust; J. Patterson McBaine; Symmetry Parallax Partners L.P.; Daniel & Colette Hagen; Cummings Bay Capital LP; Geneve Corp. and/or to any other purchasers thereof (hereinafter collectively the “Participating Shareholders”);

Comment: (1) These records are necessary to evaluate what Company management’s motives were in electing to transfer a potentially controlling interest in the Company to the Participating Shareholders and whether they breached their duties to the Company and its other stockholders in so doing. Again, it is settled law in Delaware that stockholders must be treated equitably by management absent some compelling reason to favor one group or class ahead of others. (2) The extent to which management sought to obtain the best possible price available to the Company for the sale of a control premium requires an evaluation of these and other documents. (3) Both Management’s internal communications and communications with outside investment consultants and potential purchasers are necessary to evaluate both the need for the PIPE Transaction, whether it represented the best means of raising capital and whether the sale of stock in the PIPE Transaction to the Participating Stockholders was motivated by understandings, either express or implied, between them or any of them and management.

d.                                      Any and all written or electronic communications and all notes or memoranda of any meetings or other oral communications between any employee, officer, Director or agent of the Company and any Participating Shareholder(s) and any other potential investor in the PIPE Transaction or anyone acting on their behalf.

Comment: See comment to “request c” above.

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e.                                       All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning management’s decision to offer the opportunity to participate in the PIPE Transaction to the Participating Shareholders, or to any others who were in fact offered the opportunity to participate;

Comment: See comment to “request c” above.

f.                                         All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning management’s decision not to offer the opportunity to participate in the PIPE Transaction to any other shareholders of the Company including, without limitation, myself or to any other potential investors;

Comment: See comment to “request c” above.

g.                                      All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning the basis for management’s decision to offer certain parties the opportunity to participate in the PIPE Transaction but not others;

Comment: See comment to “request c” above.

h.                                      All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning the purposes, timing, need for, structure and/or potential investors in the PIPE Transaction including, without limitation, any oral or written communications between any employee, officer, director or agent of the Company and any investment banker, financial consultant or other financial advisor and any memorandum, report, analysis or recommendation of any of the foregoing persons or entities.

Comment: See comment to “request c” above. In addition, review of these types of documents are necessary to evaluate what communications the Company and its management and representatives were having prior to and during the PIPE Transaction, which are necessary to establish the information the Company, management and its various representatives were privy to at that time.

i.                                          All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning any consideration of any other means or modality for raising or obtaining debt or equity capital for the Company at any time during the Relevant Time Period and including, without limitation, any oral or written communications between any employee, officer, director or agent of the Company and any investment banker, financial consultant or other financial advisor and any memorandum, report, analysis or recommendation of any of the foregoing persons or entities.

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Comment: See comment to “request h” above.

j.                                          All records constituting, evidencing or reflecting any agreement or understanding, whether written or oral, between the Company and all or any of the Participating Shareholders or any assurance or representation by all or any of the Participating Shareholders.

Comment: See comment to “request h” above.

k.                                       All records of any written or electronic communications and all notes or memoranda of any meetings or oral communications concerning any actual or potential agreement or understanding, whether written or oral, between the Company and all or any of the Participating Shareholders or any assurance or representation by all or any of the Participating Shareholders either requested or proposed at any time during the Relevant Time Period.

Comment: See comment to “request h” above.

l.                                          All records concerning management’s consideration of the purposes, timing, need for, structure and/or potential investors in the PIPE Transaction including, without limitation, any consideration by any employee, officer, director or agent of the Company of any other means or modality for raising or obtaining debt or equity capital for the Company at any time during the Relevant Time Period.

Comment: See comment to “request h” above.

I hope that the foregoing responses resolve any doubts (if, indeed, there were any) held by yourself or members of the Company’s management about the propriety of Mr. Danesh’s Demand. The Company’s compliance with its statutory obligations is now long overdue and absent prompt compliance with the Demand, Mr. Danesh will proceed to litigation without further notice.

Very truly yours,

Laurence M. Johnson

LMJ:bh

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EXHIBIT F

GOODWIN  |  PROCTER

Deborah S. Birnbach	Goodwin Procter LLP
617.570.1339	Counselors at Law
DBirnbach@	Exchange Place
goodwinprocter.com	Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

February 24, 2010

By First Class Mail and Email (ljohnson@davismalm.com)

Laurence M. Johnson, Esq.

Davis, Malm & D’Agostine P.C.

One Boston Place

Boston, MA 02108

Re:          Section 220 Demand Made By Andre Danesh

Dear Mr. Johnson:

On behalf of NeuroMetrix, Inc. (the “Company”), I write in response to your latest correspondence dated February 16, 2010 regarding the demand made by your client, Andre Danesh, to inspect books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law (the “Demand”).

First, I note that the crux of Mr. Danesh’s complaint is that he is disappointed that Company management opted not to follow his advice or opinions as a businessman. As you are aware, these are not proper purposes within the meaning of Section 220.

Second, to avoid any confusion, our February 8th correspondence in no way conceded that the purposes numbered 1 to 8 in the Demand were proper. As we previously wrote, those purposes re-stated Mr. Danesh’s non-particularized purpose of evaluating the conduct of the Company’s management without pointing to any evidence suggesting a credible basis from which a court could infer that mismanagement, waste or wrongdoing might have occurred. See Seinfeld v. Verizon Commc’ns, Inc., 909 A.2d 117, 118 (Del. 2006).

The “additional circumstances” in your February 16th correspondence do not state a proper basis for a Section 220 Demand. Specifically, in response to additional circumstance 1, as is evident from the publically available documents concerning the PIPE transaction, shareholder approval was not required to consummate the PIPE transaction because the sale of common stock and warrants was not a below market transaction as defined in the Nasdaq Listing Rule 5635(d) and the Nasdaq interpretive guidance related thereto. Nor did the PIPE transaction result in a change of control, as no investor in the PIPE acquired 20% or more of the Company’s common stock (or securities convertible or exercisable for common stock) or 20% or more of the voting power, as provided under Nasdaq listing Rule 5635(b) and the Nasdaq interpretive guidance related thereto. In response to additional circumstance 2, the terms of the Company’s Shareholder

Rights Agreement, dated March 7, 2007, permit the Company to supplement or amend the Shareholder Rights Agreement from time to time. See NeuroMetrix SEC Form 8-K, Ex. 4.1 (Amendment to Shareholder Rights Agreement), filed Sept. 14, 2009. In response to additional circumstance 5, Mr. Danesh is a common stockholder with no pre-emptive rights. All stockholders in Mr. Danesh’s class were treated equally. The Board did not breach any duty owed to Mr. Danesh. In response to remaining additional circumstances in 3, 4, 6 and 7, in tone and substance they are nothing more than groundless complaints and personal protests that do not state a proper ground for a Section 220 Demand.

In sum, the Company does not believe you have a good faith basis for suit. Please feel free to give me a call should you wish to discuss further.

Very truly yours,

/s/ Deborah S. Birnbach
Deborah S. Birnbach

cc:	Shai N. Gozani, M.D., Ph.D., President & CEO, NeuroMetrix, Inc.
Thomas T. Higgins, Vice President & CFO, NeuroMetrix, Inc.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 10, 2012

/s/ Andre Danesh

ANDRE DANESH

ANDRE DANESH 1997 IRRV TRUST

/s/ Andre Danesh
Andre Danesh General Manager

E & S INVESTMENTS

/s/ Andre Danesh
Andre Danesh General Manager

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